GOLENBOCK EISEMAN ASSOR BELL & PESKOE LLC

711 THIRD AVENUE – 17TH FLOOR

NEW YORK, NEW YORK 10017

Direct Dial No.: (212) 907-7349

Direct Fax No.: (212) 754-0330

Email Address: AHudders@golenbock.com

February 2, 2023

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Finance

Washington, DC 20549

Attention:	Ms. Tonya Aldave
Ms. Susan Block
Mr. William Schroeder
Mr. Amit Pande

Re:	MDB Capital Holdings, LLC Registration statement on Form S-1 Original file date: November 10, 2022 Amendment file date: December 28, 2022 File No. 333-268318

Dear Sirs and Mesdames:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 20, 2023, commenting on Amendment No. 1 to the registration statement on Form S-1 (“Form S-1”) of MDB Capital Holdings, LLC (the “Company”), filed on December 28, 2022.

I am responding on behalf of the Company as its counsel, to the comment letter. The response format sets forth the Staff comment followed by the response thereto of the Company.

Securities and Exchange Commission

February 2, 2023

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We note your revised disclosure that you are offering securities on a no minimum basis. Please revise the use of proceeds and dilution sections to detail the use of proceeds and dilution if 25%, 50%, 75% and 100% of the securities are sold, or advise.

Response:

The Company has added disclosure in each of the Sections “Use of Proceeds” and “Dilution” to indicate the use of proceeds and dilution per class A common share for the four above indicated amounts of proceeds.

2.	Please revise the summary section to disclose your multiple class share structure and explain the nature of the disparate voting rights and the risks the structure presents to investors.

Response:

The subsection “Two Class Shareholder Structure: class B common share control” section within the Section “Prospectus Summary” has been expanded to discuss further the risks presented to investors in the class A common shares and to add to that section from elsewhere in the prospectus the discussion about the difference in voting authority.

As has been stated previously in the prospectus, that the rights of the two classes of common shares are the same but for (i) the different number of votes per share between the classes and (ii) the fact that the class B common share has a conversion right into the class A common share.

3.	We note that after the offering completion you will be a controlled company, with two of your shareholders holding more than 50% of the voting power. Please disclose the percentage of outstanding Class B shares that shareholders must keep in order to continue to control the outcome of matters submitted to shareholders for approval.

Response

In response to the Staff comment, the Company has inserted the following in relevant places in the prospectus to indicate when the controlled company status would end: “We will remain a controlled company until we have issued and outstanding 25,000,001 class A common shares, assuming no conversions of any class B common shares..” The Company believes, stating its response in this manner to indicate the number of class A common shares needed for that class to be in the majority is easier to understand than disclosing it in terms of percentages.

Securities and Exchange Commission

February 2, 2023

4.	We note your response to our prior comment 25. We have referred your response to the staff of the Division of Investment Management. You may receive further comment.

Response

No response required currently.

Prospectus Summary

Overview, page 1

5.	We note your response to our prior comment 2 and reissue. Please revise the introductory paragraphs of your summary section to include your revenue and net losses for the most recent audited period and interim stub to provide a financial snapshot of your company and to balance the disclosure in this section.

Response

The Company has updated the introductory summary about the offering to include a brief statement of the revenue and net losses for the most recent audited period and interim stub period.

Alternate Page for Security Holder Prospectus

Selling Security Holders, page 5

6.	We note the percentage of shares owned before and after the offering is based on a number as of September 30, 2022. Please update to the most recent practicable date or advise.

Response

The table has been updated to calculations as of January 31, 2023, based on the outstanding class A common shares as of December 31, 2022.

Securities and Exchange Commission

February 2, 2023

7.	Please briefly describe the transactions from which the selling shareholders originally received their shares, including the exemption from registration for the original transaction and the date of the transaction.

Response

There has been added to the description of the Section “Selling Security Holders” a paragraph about the private placement transaction in which the selling security holders acquired their class A common shares.

Risk Factors, page 11

8.	Please add risk factor disclosure describing the fact that your multi-class capital structure may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interests. In addition, add risk factor disclosure describing the risks to investors that future issuances of high-vote shares may be dilutive to low-vote shareholders.

Response

There has been added to the Section “Risk Factors,” subsection “Risks Related to this Being a Public Company and Owning Our Class A Common Shares” a risk factor indicating several aspects of the class A common shares and class B common shares that present anti-takeover impediments and a risk factor how the board of directors of the Company may issue additional securities that have a dilutive effect on the voting authority of the class A common shares.

The market, including clients and potential investors, may be skeptical, page 24

9.	We note your response to our prior comment 4 and your disclosure here and on page 67 that Invizyne’s “SimplePath systems and the resultant pipeline products are in various stages of the research and development phase, the pilot production phase and/or in pre-clinical assessment as a therapeutic.” Please explain what you mean by “pilot production phase,” because it appears that Invizyne has not obtained FDA approval to begin production of any of its products. If FDA approval is not required for any of Invizyne’s pipeline products, please revise to explain why it is not required, in the alternative, please remove references to “pilot production.”

Response

The disclosure in the risk factor “The market, including clients and potential investors, may be skeptical…” and the disclosure in the business section about Invizyne has been adjusted to explain what is meant by the term “pilot production.”

Securities and Exchange Commission

February 2, 2023

At this point in time, the research and development of potential products by Invizyne are in such an early stage, there is no determination yet to be made whether or not any potential products will be of a nature that requires FDA or any other governmental approval. So to date, no FDA approval is needed or has been sought. The potential products may remain purely at the laboratory level or be developed such that they are not for medical or other direct human use that would need governmental approvals. Of course, if the potential products will require government approval, then those applicable rules and regulations will be considered and followed. In the two areas of disclosure in the prospectus, we have indicated that the research is early.

PatentVest is licensed to offer legal services under Arizona law, page 26

10.	Please advise and expand your risk factor disclosure, if applicable, as to whether any additional regulatory approvals are necessary for PatentVest to launch its law firm operations once it is a subsidiary of a public company. Please also include a discussion of the regulations that will materially impact the firm, under “Regulation,” as applicable. Please also discuss if Arizona is the only state that allows a law firm to be owned by a non-lawyer and discuss the extent this would prevent the law firm from expanding outside of Arizona.

Response

The law license for the Arizona law firm of PatentVest has been fully and finally issued. Therefore, there is no risk factor that would be relevant relating to any additional regulatory approvals for establishment of the Arizona law firm.

In the sub-section “Regulation” of “Business” there has been added a discussion about the applicable court rules which govern the operation of the law firm business of PatentVest.

Securities and Exchange Commission

February 2, 2023

There has been added to the Section “Business”, in the subsection about “PatentVest,” a discussion that Arizona and Colorado are the only two states that currently permit a non-lawyer ownership of a law firm. It is also indicated in the disclosure that since the firm plans to operate only in Arizona and most of its law practice will be focused on patent prosecution, which is federally oriented, there is no anticipated need to be able to have offices in jurisdictions other than Arizona.

Use of Proceeds, page 34

11.	We note your response to our prior comment 5 and your revised disclosure that you plan to negotiate acquisition of certain technology. If any material amount of proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, please describe briefly and state the cost of the assets and whether such assets are to be acquired from your affiliates or associates. Refer to Instruction 5 to Item 504 of Regulation S-K.

Response

At this time there are no activities to acquire technologies. Therefore, there is no allocation in the use of proceeds for the expense of any activities for acquisitions. There, however, is allocation for investigations to locate future technologies for review and due diligence activities. There is no current plan to acquire assets from affiliates or associates, so no disclosure about affiliate acquisition has been added to the Section “Use of Proceeds.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 38

12.	We note that Other operating income, which appears to primarily comprise income from trading, is a significant source of your revenues in 2022. To the extent trading revenues continue to be significant please revise to separately disclose them in your statements of operations, and enhance your discussion about your trading volumes including any quantitative information to provide a reader better understanding of any material changes in trends that affect your operating results.

Response

The Company has updated the Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations section to enhance the discussion on trading volumes and trends that affected operating results for other operating income.

Securities and Exchange Commission

February 2, 2023

Broker Dealer and Intellectual Property Service Segment (Public Ventures and PatentVest) Results of Operations for the Years Ended December 31, 2021 and 2020, page 45

13.	Please refer to comment 16. We note from your response that the realized gain on investment securities related to investments acquired through open market purchases, founders shares, or warrants from investment banking deals. We further note from your response and your disclosure on page 46 that you used ASC 320-10 to determine the amount of realized gain. Please address the following:

●	Please provide us detailed information by investment type, such as equity securities, debt securities, and warrants, for the investments sold or purchased during 2020, including acquisition price, sale price and realized gain(s) or loss.
●	Given that the guidance in ASC 320-10 relates to debt securities, please tell us how you accounted for your investments in securities other than debt securities.
●	Please also tell us and revise your accounting policy footnote to disclose the authoritative accounting guidance you relied upon to account for each of these types of securities. Please also tell us if and how you considered the guidance in ASC 940 for any of your assets held in your broker dealer subsidiary.

Response

Please see below for detailed information by investment type for the investments sold or purchased during 2020, including acquisition price, sale price and realized gain(s) or loss.

The Company updated the financial footnotes to include disclosure of ASC 321-10 Accounting for Equity Interests and ASC 815-10 Derivatives and Hedging.

The Company used the following authoritative accounting guidance that was relied upon to account for the following types of securities:

●	Investments at amortized cost ASC 320-10;
●	Investments at fair value ASC 940-320-30, ASC 321-10, and ASC 815-10;
●	Investments in equity securities that do not have a readily determinable fair value, ASC 321-10-35; and
●	Securities sold, not yet purchased – ASC 940-320-30, ASC 321-10, and ASC 815-10.

The Company considered the guidance in ASC 940-320-30, where a broker-dealer may buy and sell securities on its own account. The Company accounted for broker dealer activity at fair value, changes are accounted for at fair value and recognized in earnings in accordance with the following accounting guidance:

●	Investments held to maturity - ASC 940-320-30-1;
●	Investments available for sale - ASC 940-320-30-2;
●	Investments held to maturity being transferred to available for sale - ASC 940-320-35-1; and
●	Investments available for sale being transferred to held to maturity - ASC 940-320-35-3.

The Company has considered the guidance above, and the Company believes they are following the guidance. This is disclosed in Note 2 of the financial statements where the accounting policy addresses Investment Securities and Securities Sold Not Yet Purchased. In Note 2 the Company disclosed the initial recognition, subsequent measurement, and the determination of realized gains and losses.

Securities and Exchange Commission

February 2, 2023

Financial Condition, page 47

14.	Please refer to comment 6 and your revised disclosures on page 47. Please revise to more clearly explain the changes in specific balance sheet line items you are referring to in the following two sentences included in the last two paragraphs on page 47:

●	This was primarily due to the reduction of securities sold not yet purchased in 2021.
●	This was primarily driven by the decrease of the value of securities and securities distributed to members during 2021.

Additionally, please also refer to SEC Release No. 33-10890 on Management’s Discussion and Analysis.

Response

The Company has updated the Financial Condition section of the Management Discussion and Analysis to document the decrease in liabilities and equity from the years ended December 31, 2021 and December 31, 2020.

Executive Compensation, page 78

15.	We note your response to our prior comment 13 and that your summary compensation table includes option awards. Please include a separate table with information relating to the option awards. Refer to Item 402(p) of Regulation S-K.

Response

The Company has updated the Executive Compensation section to add a separate table with information relating to the option awards as prescribed in Item 402(p) of Regulation S-K.

Description of Capital, page 83

16.	We note your response to our prior comments 15 and 27. Please revise here and on the cover page to clarify what you mean by “common equivalent equity” and clarify the extent to which the common shares you are offering differ from rights typical of common equity. Please further explain what you mean by disclosure that your two classes of common equity represent your limited liability membership interests, why you have designated them as class A common shares and class B common shares, and why you refer to them as Class A common shares on the cover page and in the fee table. In that regard, please explain and clarify how the class A common shares and class B common shares represent your limited liability interests. In your response, please tell us if you are just using a different nomenclature for your limited liability interests and why you have chosen to designate the interest in this way. Please also explain to us what you mean when you tell us in your response that under Delaware law, there is no limitation on how a limited liability company might denominate their membership interests, and how that statement relates to your offering of class A common shares. Please advise us whether these LLC “common equity equivalent” Class A common shares you are offering will satisfy the criteria for listing common stock equivalents on Nasdaq.

Response

The term, “common equivalent equity” has been eliminated from the prospectus.

Securities and Exchange Commission

February 2, 2023

To help clarify that the class A common shares are securities of a limited liability company, there has been added at certain disclosure points in the registration statement and prospectus the following language to indicate that the class A shares are representative of limited liability interests: “class A common shares representing limited liability interests.”

The use of the term “class A common stock” is the nomenclature that the Company and its tax advisors used in the operating agreement. We note that there are a number of companies that are publicly traded limited liability companies that use a similar nomenclature. These include, GBLI Holdings, LLC, Gyrodyne, LLC, CIFC LLC, and Apollo Global Management, LLC, among others.

There has been added in several places, including the cover and in the Section “Description of Capital” how the Company has the ability to use and why it uses the term common shares. We wish to draw to the attention of the Staff that the corporate governance aspects of the common shares are similar in many respect to the rights of a corporate shareholder under Delaware law for a stock corporation. In fact, in the operating agreement for the Company, there are many sections that incorporate by reference the corporate law provisions for shares of a Delaware corporation. There has been added disclosure in both the sub-section “Corporate Structure” in the Section “Summary” and in the Section “Description of Capital” about the corporate governance provisions of the common shares that are similar to those of a Delaware stock corporation. Also in that discussion there has been indicated a reference and cross reference to the tax discussion which applies to the common stock.

Delaware law applicable to limited liability companies does not indicate how a limited liability company might designate the nomenclature of its securities. The Company looked at other publicly traded partnerships that were limited liability companies and used the nomenclature of those it looked at, including those referenced above.

Securities and Exchange Commission

February 2, 2023

The Company has consulted with the listing officer at NASDAQ, and verified that using the nomenclature of “class A common share” to represent an interest in a limited liability company is not an issue. If you like, you may contact Ms. Vivian Hui, Regulatory Compliance Specialist Listing Qualifications Department, at 1-301-978-8062.

Fair Value of Financial Instruments, page F-31

17.	Please refer to comment 19. We note from your response that realized gains of $2,178,337 during 2021 related to two non-trading warrants for publicly traded stock held until their distribution to members in Q4 2021. We note that you present Gain on distributed investment securities to members’ of $2,414,093 in your results of operations. Please tell us and revise to disclose a) the reason for the difference in the two amounts, and b) how you determined the fair value of these warrants at the time of their distribution in Q4 2021.

Response

The Company has revised the footnote to break out the gain on distributed investment securities to members of $2,414,093 between the gain of Level 3 warrants and the gain on the distribution of Level 1 securities and how we determined fair value of the warrants.

*****

Securities and Exchange Commission

February 2, 2023

The Company understands that its management persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

If you have any questions about the foregoing, please do not hesitate to contact Andrew D. Hudders of this firm at 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/S/ Golenbock Eiseman Assor Bell & Peskoe LLP
Golenbock Eiseman Assor Bell & Peskoe LLP

cc:	Mr. Christopher Marlett,
Chief Executive Officer

Mo Hayat,
Chief of Entrepreneurship & Operations